Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143383
ORCHESTRA THERAPEUTICS, INC.
SUPPLEMENT TO PROSPECTUS DATED JUNE 15, 2007
This Supplement No. 1, dated July 23, 2007, supplements certain information contained in our prospectus dated June 15, 2007 (the “Prospectus”). This supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.
The following information is hereby provided as a supplement to the information contained in the Prospectus. Readers of the Prospectus should consider all information and statements in the Prospectus which by their nature would be affected by the following new information, to be modified to reflect such new information.
RECENT DEVELOPMENTS
On July 18, 2007, we issued the following press release relating to our HIV program:
ORCHESTRA THERAPEUTICS DISCONTINUES ITS HIV VACCINE DEVELOPMENT PROGRAM.
Orchestra Therapeutics, Inc. (OTCBB: OCHT) announced today the discontinuation of its HIV Vaccine Development Program. Analysis of data from 70 patients who completed a 52 weeks clinical trial in Europe and Canada did not show a clear advantage of Orchestra Therapeutics’ second generation HIV vaccine, IR103, over its original whole-killed HIV vaccine, Remune®. Furthermore, although interim analysis of patients in this trial at 36 weeks suggested a trend toward stabilization of CD4+ counts in HAART naïve patients vaccinated with Remune® or IR103, this trend was not observed at week 52.
“While recognizing that the sample size is too small to achieve statistical significance, these results are, nonetheless, less than we had expected” said Joseph F. O’Neill, MD MPH President and CEO of Orchestra Therapeutics. “We are deeply appreciative of the support that our investors, clinical researchers, and patients have given to development of this approach to an HIV vaccine and know that knowledge gained through our efforts will contribute to the eventual discovery of an immune therapy for HIV/AIDS. Our company, however, does not have the resources to move this program forward at this time.”
Dr. O’Neill also announced that Orchestra has contracted with PharmaBioSource Realty, LLC to act as a broker to sell its HIV vaccine production facility located in King of Prussia, Pennsylvania. “Selling the assets of this facility will bring new capital into the company, help us to further reduce our burn rate, and thereby strengthen Orchestra’s potential to emerge as the world’s leading autoimmune immunotherapy company in the months and years ahead”.
Orchestra Therapeutics is exploring a number of strategic options for disposition of its other HIV assets. These include sale or donation of its HIV related intellectual property to an entity interested in pursuit of whole killed HIV vaccine technology. Dr. Peter Salk, a member of Orchestra’s HIV Scientific Advisory Committee, commented that “The rationale for investigation of a whole killed virus approach to an HIV/AIDS vaccine remains strong. I trust that the effort that Orchestra Therapeutics has made will stimulate other researchers’ interest and effort in this field. The HIV/AIDS epidemic is far too devastating to leave any stone unturned in the quest for an effective vaccine.”
About Orchestra Therapeutics
Orchestra Therapeutics, Inc., formerly The Immune Response Corporation (OTCBB: OCHT, formerly IMRP), is an immuno-pharmaceutical company focused on the discovery and development of novel treatments for autoimmune diseases. The Company’s lead immune-based therapeutic product candidate is NeuroVax™ for the treatment of MS. In addition to MS, the Company has proprietary technology and prior clinical experience for evaluation of TCR peptide-based immune therapies for RA and psoriasis.

The targeted strategy behind the Company’s immune-based therapies is reflected in the name Orchestra. Rather than disrupting the function of the entire immune system, these therapeutic vaccines are designed to elicit a very specific response — akin to correcting one instrument in an orchestra that is out of tune — to help control disease.
This news release contains forward-looking statements. Forward-looking statements are often signaled by forms of words such as should, could, will, might, plan, projection, forecast, expect, guidance, potential and developing. Actual results could vary materially from those expected due to a variety of risk factors, including whether the Company will continue as a going concern and successfully raise proceeds from financing activities sufficient to fund operations and clinical trials of NeuroVax™, the uncertainty of successful completion of any such clinical trials, the fact that the Company has not succeeded in commercializing any drug, the risk that NeuroVax™ might not prove to be effective as a therapeutic vaccine, whether future trials will be conducted and whether the results of such trials will coincide with the results of NeuroVax™ in preclinical trials and/or earlier clinical trials. A more extensive set of risks is set forth in Orchestra Therapeutics’ SEC filings including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2006, and its subsequent Quarterly Report filed on Form 10-Q. The Company undertakes no obligation to update the results of these forward-looking statements to reflect events or circumstances after today or to reflect the occurrence of unanticipated events.
NeuroVax™ is a trademark of Orchestra Therapeutics, Inc. Remune® is a registered trademark of Orchestra Therapeutics, Inc.

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